Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Second Quarter and First Six Months of Fiscal 2020

— Net sales increase 10.6% to $7,690,000, operating income was $409,000 for second quarter —

KAILUA KONA, Hawaii (November 12, 2019) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the second quarter and first six months of fiscal year 2020, ended September 30, 2019.

Second Quarter Fiscal 2020

Cyanotech reported net sales of $7,690,000 for the second quarter of fiscal 2020 compared to $6,954,000 for the second quarter of fiscal 2019. Gross profit was $3,063,000, with gross profit margin of 39.8%, compared to gross profit of $2,285,000 and gross profit margin of 32.9%. Operating income was $409,000 compared to operating loss of ($1,004,000). Net income was $228,000 or $0.04 per diluted share, compared to net loss of ($1,136,000) or ($0.20) per diluted share.

Commenting on the second quarter fiscal 2020 results (changes shown vs. the second quarter of fiscal 2019), Cyanotech’s Chief Executive Officer, Gerald R. Cysewski, Ph.D., said:

“Second quarter of fiscal 2020 results reflect a more normalized balance of operational production, sales and controlled expenses.  Our goal and focus going forward is to refine and enhance this interplay of core corporate function.”

Providing further detail about the fiscal results, Cyanotech’s Vice President Finance and CFO, Brian Orlopp, added,

“Net sales increase of 10.6% for the second quarter compared to the same period last year was primarily driven by a 10.0% increase in astaxanthin sales and a 5.8% increase in spirulina sales. The increase compared to prior year was a result of a lack of available product in the prior year.”

“Gross profit as a percent of net sales increased by 6.9 percentage points compared to the same period last year, primarily due to the improvements in production costs for both spirulina and astaxanthin.”

“Operating expenses decreased $0.6 million for the current quarter compared to the same period last year, primarily due to strategic cost cutting initiatives, including lower promotional and marketing spending of $0.3 million.”

Six Months Fiscal 2020

For the six months ended September 30, 2019 compared to the six months ended September 30, 2018, net sales were $15,761,000 compared to $14,099,000. Gross profit was $6,738,000, with gross profit margin of 42.8%, compared to $4,121,000 and 29.2%, respectively. Net income was $95,000 or $0.02 per diluted share, compared to net loss of ($2,411,000) or ($0.42) per diluted share.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended September 30, 2019 for more detailed information.

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— Cyanotech will host a Skype broadcast at 8:00 PM EST on Wednesday, November 13, 2019 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) EST on Wednesday, November 13, 2019. The Company will respond only to relevant questions relating to the Company’s second quarter fiscal 2020 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

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About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (GRAS) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the FDA. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the second quarter fiscal 2020 ended September 30, 2019, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	September 30, 2019	March 31, 2019
ASSETS
Current assets:
Cash	$1,094	$840
Accounts receivable, net of allowance for doubtful accounts of $13 at September 30, 2019 and $27 at March 31, 2019	1,655	1,982
Inventories, net	11,129	11,274
Prepaid expenses and other current assets	448	496
Total current assets	14,326	14,592

Equipment and leasehold improvements, net	13,867	14,752
Operating lease right-of-use assets, net	3,983	—
Other assets	261	282
Total assets	$32,437	$29,626

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,838	$4,922
Accrued expenses	834	992
Customer deposits	304	626
Operating lease obligations, current portion	304	—
Short-term contract obligation	54	285
Line of credit	2,000	2,000
Current maturities of long-term debt	673	663
Total current liabilities	7,007	9,488

Long-term debt, less current maturities	6,349	5,172
Long-term operating lease obligations	3,679	—
Other long-term liabilities	58	57
Total liabilities	17,093	14,717

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 5,913,421 shares at September 30, 2019 and 5,879,710 shares at March 31, 2019	118	117
Additional paid-in capital	32,786	32,447
Accumulated deficit	(17,560)	(17,655)
Total stockholders’ equity	15,344	14,909
Total liabilities and stockholders’ equity	$32,437	$29,626

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2019	2018	2019	2018

Net sales	$7,690	$6,954	$15,761	$14,099
Cost of sales	4,627	4,669	9,023	9,978
Gross profit	3,063	2,285	6,738	4,121

Operating expenses:
General and administrative	1,157	1,481	3,188	2,853
Sales and marketing	1,343	1,597	2,751	3,020
Research and development	154	211	341	419
Total operating expenses	2,654	3,289	6,280	6,292

Income (loss) from operations	409	(1,004)	458	(2,171)

Interest expense, net	(182)	(150)	(367)	(280)

Income (loss) before income taxes	227	(1,154)	91	(2,451)

Income tax benefit	(1)	(18)	(4)	(40)

Net income (loss)	$228	$(1,136)	$95	$(2,411)

Net income (loss) per share:
Basic	$0.04	$(0.20)	$0.02	$(0.42)
Diluted	$0.04	$(0.20)	$0.02	$(0.42)

Shares used in calculation of net income (loss) per share:
Basic	5,965	5,806	5,942	5,796
Diluted	5,973	5,806	5,963	5,796

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com